2001 Bryan Street, Suite 3900 Dallas, Texas 75201 (214) 953-0053 (214) 922-4142 Fax www.hallettperrin.com	(214) 922-4120 Fax (214) 922-4170 bhallett@hallettperrin.com

May 17, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey Riedler
Assistant Director, Division of Corporation Finance

Re:	USMD Holdings, Inc. (the “Company”)
Registration Statement on Form S-4 (333-171386)

Dear Mr. Riedler:

At the request of the Staff, we are responding to the request for additional information supporting the Company’s conclusion that it is a “smaller reporting company” within the meaning of Paragraph f(1)(ii) of Item 10 of Regulation S-K and Rule 12b-2 under the Securities Exchange Act of 1934, as amended. For purposes of this letter, the foregoing citations are collectively referred to as the “Applicable Rules.” We have also reviewed in detail (i) SEC Release No. 33-8876, which first promulgated the smaller reporting company concept, and (ii) Topic 5 (“Smaller Reporting Companies”) of the Division of Corporation Finance Reporting Manual (together the “Supporting Literature”).

As more fully described in the Registration Statement, the Company has no assets, liabilities or operations and has been formed solely for the purpose of effecting the business combination described in the Registration Statement. Accordingly, no separate financial statements of the Company are presented in the Registration Statement. For accounting purposes, the business combination is accounted for as an acquisition of Urology Associates of North Texas, L.L.P. (“UANT”) by USMD, Inc. After completion of the business combination, the historical financial statements of USMD, Inc. will be presented in 1934 Act reports as the financial statements of the Company for all periods prior to the consummation of the business combination. Therefore, for purposes of complying with the requirements of Form S-4, the Company has applied those financial statement requirements applicable to the “Registrant” as being applicable to USMD, Inc.

May 17, 2011

SEC Release No. 33-8876 indicates the definition of “smaller reporting company” is a three-prong test:

•	Reporting companies

•	Non-reporting companies filing an initial registration statement

•	Alternative revenue test for companies unable to calculate public float

On its face, the second prong (“non-reporting companies filing an initial registration statement”) applies to the Company. The subject Registration Statement is clearly the initial registration statement filed by the Company. We have found no limitation in the Applicable Rules or the Supporting Literature that the term “initial registration statement” was intended to be limited only to registration statements on Form S-1/S-3 or to registration statements that contemplate underwritten initial public offerings. We have found no concern in the Applicable Rules or the Supporting Literature that the estimated offering price in a business combination is any less reliable that the estimate used in other registration statements. SEC Release No. 33-8876 itself notes that even the underwritten offering process involves only an initial estimate of public float, as the actual offering price and size of offering may differ from that which was contemplated in the original filing of a registration statement; and that the compliance with smaller reporting company status needs to be revisited after the completion of an offering.

Section III(E)(1) of SEC Release No. 33-8876 notes that, in adopting the “smaller reporting company” definition, the SEC intentionally departed from the “dual eligibility test” that had existed under prior regulations (Reg S-B), which required separate calculations under both public float and revenues. SEC Release No. 33-8876 evidences a strong bias toward applicability of the public float prongs, based on a determination that “we should require a revenue test only if a company is unable to calculate public float” (emphasis added). Further, the release states that “by eliminating the revenue test for most companies, the new definition of smaller reporting company simplifies and streamlines the definition while expanding the number of companies eligible to qualify” (emphasis added).

The Company is capable of calculating its public float in the manner contemplated by the Applicable Rules and the Supporting Literature. Our response letter to the Staff, dated February 16, 2011 (comment no. 19), sets forth an estimated calculation of $8.5 million (substantially below the $75 million threshold for smaller reporting company status). For purposes of the Company’s proposed listing applications with either Nasdaq or NYSE Amex (each of whom has established minimum public float requirements), the Company is required to make, and has made, similar calculations of its estimated public float on the closing date of the proposed business combination of USMD, Inc. and UANT. Because the Company is able to calculate, and has in fact calculated, its public float, the third prong of the “smaller reporting company” definition is not applicable to it.

Please contact the undersigned with any questions regarding this matter.

Very truly yours,

/s/ Bruce H. Hallett